SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934

                                FirstFlight, Inc.
                        --------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   32025R 10 4
                        --------------------------------
                                 (CUSIP Number)

                                Robert W. Berend
                              Wachtel & Masyr, LLP
                              110 East 59th Street
                            New York, New York 10022
                                 (212) 909-9602
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 30, 2007
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                   Page 1 of 8

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                                                                     Page 2 of 8

1.    NAME OF REPORTING PERSON

      John H. Dow

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |X|
                                                                         (b) |_|

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           |_|

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

      NUMBER OF                  7.      SOLE VOTING POWER

      SHARES                             1,502,667 shares

      BENEFICIALLY               8.      SHARED VOTING POWER

      OWNED BY                           1,600,200 shares

      EACH

      REPORTING                  9.      SOLE DISPOSITIVE POWER

      PERSON                             1,502,667 shares

      WITH                       10.     SHARED DISPOSITIVE POWER

                                         1,600,200 shares

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,269,534 shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.4%

14.   TYPE OF REPORTING PERSON

      IN

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                                                                    Page  3 of 8

1.    NAME OF REPORTING PERSON

      Daphne Dow

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |X|
                                                                         (b) |_|

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           |_|

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF SHARES                 7.      SOLE VOTING POWER

                                         1,116,667 shares

BENEFICIALLY OWNED BY EACH       8.      SHARED VOTING POWER

                                         1,600,200 shares

REPORTING PERSON WITH            9.      SOLE DISPOSITIVE POWER

                                         1,116,667 shares

REPORTING PERSON WITH            10.     SHARED DISPOSITIVE POWER

                                         1,600,200 shares

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,269,534 shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.4%

14.   TYPE OF REPORTING PERSON

      IN

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                                                                    Page  4 of 8

Item 1. Security and Issuer

      This Statement on Schedule 13D, filed with respect to an event that occurred on April 30, 2007, relates to shares of the Common Stock, $0.001 par value (the "Common Stock"), of FirstFlight, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 236 Sing Sing Road, Elmira-Corning Regional Airport, Horseheads, NY 14845. On April 30, 2007, the Issuer registered the Common Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 2. Identity and Background

      (a), (b), (c) and (f). This Statement on Schedule 13D is filed on behalf of John H. Dow and Daphne Dow (the "Reporting Persons"), who are husband and wife. The following table sets forth the name, business address, the principal occupation, and the citizenship of the Reporting Persons:

      Name:                      John H. Dow

      Business Address:          c/o FirstFlight, Inc.
                                 236 Sing Sing Road
                                 Elmira-Corning Regional Airport
                                 Horseheads, NY  14845

      Principal Occupation:      Mr. Dow is the President and Chief Executive
                                 Officer of the Issuer. He also serves as a director of the Issuer.

      Citizenship:               United States

      Name:                      Daphne Dow

      Business Address:          c/o FirstFlight, Inc.
                                 236 Sing Sing Road
                                 Elmira-Corning Regional Airport
                                 Horseheads, NY  14845

      Principal Occupation:      self employed - pretzel franchise

      Citizenship:               United States

      (d) - (e). During the five years prior to the date hereof, neither of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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                                                                    Page  5 of 8


Item 3. Source and Amount of Funds or Other Consideration

      The Reporting Persons received an aggregate of 2,233,334 shares of the Common Stock as part of the consideration for their sale to the Issuer of the Common Stock of a charter and management company as described in the first paragraph of their response to Item 4 of this Schedule 13D.

      The Reporting Persons used their personal funds to purchase the 1,000,200 shares of the Common Stock and the Investor Warrant in the Issuer's private placement as described in the third paragraph or their response to Item 4 of this Schedule 13D.

      John H. Dow received the option grants described in the second paragraph of the Reporting Persons' response to Item 4 of this Schedule 13D in consideration of his services as an executive officer of the Issuer.

Item 4. Purpose of the Transaction

            The Reporting Persons first acquired shares of the Common Stock on September 23, 2005 when they sold to the Issuer all of the shares of Airborne, Inc., a New York corporation which operated a charter and aircraft management business ("Airborne"), for $1,400,000 and an aggregate of 2,233,334 shares of the Common Stock, 1,166,667 shares to each of the Reporting Persons. Both of the Reporting Persons gave an investment representation to the Issuer with respect to the shares. A copy of the Stock Purchase Agreement pursuant to which the acquisition of shares was made is filed (by incorporation by reference) as Exhibit A to this Schedule 13D and is incorporated herein by this reference. Simultaneously with the acquisition by the Issuer of Airborne, the Issuer elected John H. Dow as a director of the Issuer and designated him as the President of the charter management division of the Issuer. On December 12, 2006, the Board of Directors of the Issuer elected him as the President of the Issuer and designated him as the Chief Executive Officer of the Issuer, the positions he currently holds.

            John H. Dow simultaneously executed an employment agreement (the "Dow Employment Agreement") with Airborne, now a subsidiary of the Issuer, and the Issuer pursuant to which, during each of the first three years of his employment, he is entitled to the grant of an option to purchase 250,000 shares of the Common Stock exercisable at the fair market value of the Common Stock on the respective date of grant. On September 23, 2005, he received his first option expiring September 22, 2010 to purchase 250,000 shares of the Common Stock at $0.33 per share. On January 11, 2006, he made a cashless exercise of such option and received 85,000 shares of the Common Stock. On September 23, 2006, he received an option expiring September 22, 2001 to purchase 250,000 shares of the Common Stock at $0.40 per share. Said option was not only being granted pursuant to the Dow Employment Agreement, but also pursuant to the Issuer's Stock Option Plan of 2005 (the "Stock Option Plan"). Pursuant to the Dow Employment Agreement, he will receive on September 23, 2007 an option to purchase 250,000 shares of the Common Stock at the closing sales price as of September 22, 2007. Mr. Dow has given the Issuer an investment representation both as to the two options and the underlying shares, as to both those issued and those which may be issued when and if he exercises the second option. Copies of the Dow Employment Agreement and the Stock Option Plan are filed (by incorporation by reference) as Exhibits B and C to this Schedule 13D and are incorporated herein by this reference.

            The Reporting Persons also participated in the Issuer's private placement which closed on September 1, 2006 and acquired, as joint tenants with right of survivorship, 1,000,200 shares of the Common Stock and a Warrant expiring August 31, 2001 (the "Investor Warrant") to purchase 1,000,200 shares of the Common Stock at $1.00 per share. As did the other investors in this private placement, the Reporting Persons gave an investment representation to the Issuer with respect to the 600,000 shares, the Investor Warrant and the underlying shares. A copy of the form of Investor Warrant is filed (by incorporation by reference) as Exhibit D to this Schedule 13D and is incorporated herein by this reference.

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                                                                    Page  6 of 8

                  The Reporting Persons currently have no specific plans or proposals which would result in:

                  (a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board should they occur;

                  (e) Any material change in the present capitalization or in the dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's charter or bylaws or other actions which might impede the acquisition of control of the Issuer by any person;

                  (h) Causing the Common Stock to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) The Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

                  (j) Any action similar to any of those enumerated.

      However, each of the Reporting Persons reserves the right to acquire additional shares of the Common Stock in the open market, upon exercise of warrants and options or otherwise and/or to pursue any of the above items which either deems appropriate. Each of the Reporting Persons also reserves the right to sell the shares that such party has purchased or acquired or has the right to purchase, including pursuant to the Issuer's Registration Statement on Form SB-2, File No. 333-138994, under the Securities Act of 1933, as amended (the "Securities Act").

Item 5. Interest in Securities of the Issuer

      (a) The Issuer reported a total of 36,583,987 shares of the Common Stock issued and outstanding as of March 31, 2007. Based on such total, the Reporting Persons may be deemed the beneficial owners of an aggregate of 4,269,534 shares of the Common Stock or 11.4% of the outstanding shares. Reference is made to the Reporting Persons' response to Item 4 of this Schedule 13D where they report the Investor Warrant and an option for information with respect to the shares of the Common Stock as to which they only have the right to acquire the shares.

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                                                                    Page  7 of 8

         (b) John H. Dow has the sole power to vote, and the sole power to dispose of (subject to compliance with the Securities Act), an aggregate of 1,502,667 shares of the Common Stock. Daphne Dow has the sole power to vote, and the sole power to dispose of (subject to compliance with the Securities Act), 1,166,667 shares of the Common Stock. They share the power to vote, and dispose of (subject to compliance with the Securities Act), 1,000,200 shares of the Common Stock. A holder of the Investor Warrant and any option granted pursuant to the Stock Option Plan does not have the right to vote the underlying shares of the Common Stock until the Warrant or option is exercised. Although the Reporting Persons may transfer the Investor Warrant subject to compliance with the Securities Act, there is no public market for such security. Options granted pursuant to the Stock Option Plan are not transferable except to certain family members.

      (c) There were no transactions by either of the Reporting Persons in the Common Stock during the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except for agreements with the Issuer described in this Schedule 13D, neither of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with one or more security holders of the Issuer or any other person with respect to the purchase, holding, voting or disposition of shares of the Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. The Reporting Persons have a registration commitment under the Securities Act from the Issuer granted to them, together with the other investors, in the Issuer's private placement in September 2006. The registration commitment relates only to the 1,000,200 shares acquired in such private placement and the 600,000 underlying shares subject to the Investor Warrant. A copy of the form of Subscription Agreement in which the registration commitment was given by the Issuer is filed (by incorporation by reference) as Exhibit E to this Schedule 13D and is incorporated herein by this reference. Each of the Reporting Person reserves the right to enter into any such contract, arrangement, understanding or relationship as is described in the first sentence of this Item 6 to this Schedule 13D in the future.

Item 7.  Material to be Filed as Exhibits

                  Exhibit A         Copy of Stock Purchase Agreement dated as
                                    of September 22, 2005 by and among Airborne, Inc., John H. Dow, Daphne Dow and the Issuer is incorporated herein by reference to the Issuer's Current Report on Form 8-K filed on
                                    September 28, 2005.

                  Exhibit B         Copy of Employment Agreement dated as of
                                    September 23, 2005 among John H. Dow,
                                    Airborne, Inc. and the Issuer is
                                    incorporated herein by reference to the
                                    Issuer's Current Report on Form 8-K filed on
                                    September 28, 2005.

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                                                                    Page  8 of 8

                  Exhibit C         Copy of Stock Option Plan of 2005 is
                                    incorporated herein by reference to the
                                    Issuer's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005.

                  Exhibit D         Form of Warrant expiring August 31, 2011
                                    is incorporated herein by reference to the Issuer's Current Report on Form 8-K filed on
                                    September 8, 2006.

                  Exhibit E         Form of Subscription Agreement (including
                                    registration rights commitment) is
                                    incorporated herein by reference to the
                                    Issuer's Registration Statement on Form
                                    SB-2, File No. 333-138994.

                                   Signatures

      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2007

                                                     /s/ John H. Dow
                                                     ---------------
                                                         John H. Dow

                                                     /s/ Daphne Dow
                                                     --------------
                                                         Daphne Dow